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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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Application of AGL Resources Inc. et al on         CERTIFICATE PURSUANT TO RULE 24 UNDER THE
 Form U-1 (File No. 70-9813)      -----            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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     Pursuant to the requirements of Rule 24 under the Public Utility Holding
Company Act of 1935, as amended, AGL Resources Inc., ("AGL Resources") a Georgia corporation, certifies that it has acquired all of the common stock of a captive insurance company it organized under the laws of the British Virgin Islands (the
"Captive"), as proposed in its Application/Declaration to the Commission on Form
U-1 (File No. 70-9813) and as authorized by order of the Commission in Public
Utility Holding Company Act Release No. 27378, dated April 13, 2001.  AGL
Resources certifies that the Captive has been established in accordance with the terms and conditions of and for the purposes represented by the
Application/Declaration and of the Commission's order with respect thereto.

Exhibits

     G  "Past Tense" Opinion of Counsel

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, AGL Resources has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                                  /s/ Paul R. Shlanta
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                                  Paul R. Shlanta
                                  Senior Vice President and General Counsel
                                  AGL Resources Inc.

Date:  May 8, 2001